UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)1

Codorus Valley Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

192025104

(CUSIP Number)

J. ABBOTT R. COOPER
DRIVER MANAGEMENT COMPANY LLC
250 Park Avenue, 7th Floor
New York, NY 10177
(646) 360-0791

SEBASTIAN ALSHEIMER

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2246

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640,880
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

640,880
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.76%*
14	TYPE OF REPORTING PERSON

PN

* The percentage calculations herein are based upon an aggregate of 9,481,288 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of February 25, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 8, 2022.

2

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

640,880*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.76%**
14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

* Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

** The percentage calculations herein are based upon an aggregate of 9,481,288 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of February 25, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 8, 2022.

3

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

640,880*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.76%**
14	TYPE OF REPORTING PERSON

IN

* Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 640,880 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

** The percentage calculations herein are based upon an aggregate of 9,481,288 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of February 25, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 8, 2022.

4

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Aashish R. Kamat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

John E. Kiernan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

A. Dwight Utz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 192025104

Item 1. Security and Issuer.

This statement constitutes Amendment Number 18 to the Schedule 13D (as amended from time to time, the “Schedule 13D”) relating to the common stock, $2.50 par value (the “Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY” or the “Issuer”) and hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 6, 2021. Capitalized terms used but not otherwise defined herein shall have the meaning given them in the Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended to add the following:

(a)          Following the Cooperation Agreement, as defined in Item 4 below, Aashish R. Kamat, John E. Kiernan and A. Dwight Utz are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 18 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On April 12, 2022, Partnership, Driver and J. Abbott R. Cooper entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On April 12, 2022, Partnership, Driver and J. Abbott R. Cooper and the Issuer entered into the Cooperation Agreement as defined in Item 4 above and attached as Exhibit 99.1 hereto.

On April 12, 2022, the Reporting Persons that will remain Reporting Persons after the filing of this Amendment No. 18 to the Schedule 13D entered into a Joint Filing Agreement in which the remaining Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit	Description
Exhibit 99.1	Cooperation Agreement, dated April 12, 2022.
Exhibit 99.2	Joint Filing Agreement, dated April 12, 2022.

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CUSIP No. 192025104

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2022

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

9